UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
SOURCEFIRE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	52-2289365 (I.R.S. Employer Identification no.)

9770 Patuxent Woods Drive Columbia, Maryland 21046 (Address of principal executive offices)	21046 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Rights to Purchase Series A Junior Participating Preferred Stock	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A
      Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
          On October 29, 2008, the Board of Directors of Sourcefire, Inc. (the “Company”) authorized and declared a dividend of one right (“Right”) for each outstanding share of its Common Stock, par value $0.001 per share (the “Company Common Stock”), to stockholders of record at the close of business on November 14, 2008 (the “Record Date”), and authorized the issuance of one Right for each share of Company Common Stock issued by the Company (except as otherwise provided in the Rights Agreement, as defined below) between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $30.00 per Unit, subject to adjustment. The purchase price is payable by certified or bank check or money order payable to the order of the Rights Agent (as defined below). The description and terms of the Rights are set forth in a Rights Agreement between the Company and Continental Stock Transfer & Trust Co., as rights agent (the “Rights Agent”), dated as of October 30, 2008, as amended from time to time (the “Rights Agreement”).
          The Certificate of Designation of the Preferred Stock of the Company (the “Certificate of Designation”) and the Rights Agreement have been filed with the Securities and Exchange Commission as Exhibits 3.1 and 4.1, respectively, to this Registration Statement on Form 8-A. Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Rights Agreement, the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.
          The Rights Agreement
          Certificates; Distribution Date. Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Rights Agreement, the Rights will separate from the Company Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired or otherwise obtained beneficial ownership (which includes, among other things, certain derivative or synthetic arrangements having characteristics of a long position in Company Common Stock) of 15% or more of the then-outstanding shares of Company Common Stock (or, if the tenth business day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.
          An “Acquiring Person” does not include certain persons specified in the Rights Agreement.
          The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below. Under certain circumstances, as provided in the Rights Agreement, the exercisability of the Rights may be suspended.
          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date (and to each initial holder of certain shares of Company Common Stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights.
          Flip-In. If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the option of the Company, shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.
          Flip-Over. If, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

          Redemption. At any time until ten business days following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, until ten business days following the Record Date), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) payable, at the election of the Board of Directors, in cash, shares of Company Common Stock or other consideration considered appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
          Exchange. The Company may, at any time after there is an Acquiring Person, until the time specified in the Rights Agreement, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of Company Common Stock pursuant to a one-for-one exchange ratio, subject to adjustment.
          No Stockholder Rights; Taxation. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of Rights as set forth above.
          Amendment. Any of the provisions of the Rights Agreement may be amended without the approval of the holders of the Rights or Company Common Stock at any time prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.
          Independent Director Review. The Rights Agreement provides that a Three-Year Independent Director Evaluation Committee (the “TIDE Committee”) of the Board of Directors will review and evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company and its stockholders at least once every three years. The TIDE Committee will be comprised of members of the Board of Directors who are not officers, employees or Affiliates of the Company.
          Description of Preferred Stock
          The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable.
          Each Unit of Preferred Stock will have a minimum preferential quarterly dividend of $0.01 per Unit or any higher per share dividend declared on the Company Common Stock.
          In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per Unit and the per share amount paid in respect of a share of the Company Common Stock.
          Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.
          In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.
          The rights of holders of the Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.
          The economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.
Item 2. Exhibits.

Exhibit
Number	Exhibit Description
3.1	Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company

4.1	Rights Agreement, dated as of October 30, 2008, by and between the Company and Continental Stock Transfer & Trust Co., as rights agent

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2008	Sourcefire, Inc.
	By:	/s/ John C. Burris
John C. Burris
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
3.1	Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company

4.1	Rights Agreement, dated as of October 30, 2008, by and between the Company and Continental Stock Transfer & Trust Co., as rights agent